Filed by Roth CH Acquisition IV Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Roth CH Acquisition IV Co.

Commission File No.: 001-40710

Intelligent Solar and Energy Storage Solutions May 2023 Investor Presentation 1

Disclaimer

Basis of Presentation

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to an investment decision related a potential business combination between Tigo Energy, Inc. ("Tigo") and Roth CH Acquisition IV Co. ("Roth CH") and related transactions (the "Potential Business Combination") and for no other purpose.

No Offer or Solicitation

This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

No Representations and Warranties

No representations or warranties, express, implied or statutory are given in, or in respect of, this Presentation, and no person may rely on the information contained in this Presentation. Any data on past performance or modeling contained herein is not an indication as to future performance. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Roth CH, Tigo or their respective representatives as investment, legal or tax advice. Each recipient should seek independent third party legal, regulatory, accounting and/or tax advice regarding this Presentation. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Tigo or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Tigo and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Roth CH and Tigo assume no obligation to update the information in this Presentation. Each recipient also acknowledges and agrees that the information contained in this Presentation will not be updated to reflect material developments which may occur after the date of this Presentation. This Presentation discusses trends and markets that Tigo's leadership team believes will impact the development and success of Tigo based on its current understanding of the marketplace.

Industry and Market Data

Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Roth CH nor Tigo has independently verified the data obtained from these sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data's accuracy or completeness.

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Disclaimer (cont'd)

Forward Looking Statements

Certain statements included in this Presentation are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "project," "forecast," "predict," "potential," "seem," "seek," "future," "outlook," "target," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination and the projected future financial performance of Tigo following the Potential Business Combination; (3) changes in the market for Tigo's services and technology, and expansion plans and opportunities; (4) Tigo's unit economics; (5) the sources and uses of cash of the Potential Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (7) the projected technological developments of Tigo, (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in capital resources and research and development, and the effect of these investments; (11) the amount of redemption requests made by Roth CH's public shareholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; and (13) expectations related to the terms and timing of the Potential Business Combination. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Roth CH's and Tigo's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tigo. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the slide entitled "Summary Risk Factors" in the appendix to this Presentation and those set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Registration Statement (as defined below), Roth CH's IPO prospectus, filed with the U.S. Securities and Exchange Commission (the "SEC") on August 6, 2021, and in those documents that Roth CH has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Roth CH nor Tigo presently know or that Roth CH and Tigo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Roth CH's and Tigo's expectations, plans or forecasts of future events and views as of the date of this Presentation. Roth CH and Tigo anticipate that subsequent events and developments will cause Roth CH's and Tigo's assessments to change. However, while Roth CH and Tigo may elect to update these forward-looking statements at some point in the future, Roth CH and Tigo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Roth CH's and Tigo's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Trademarks

Roth CH and Tigo own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Roth CH or Tigo, an endorsement or sponsorship by or of Roth CH or Tigo, or a guarantee the Tigo or Roth CH will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Roth CH, Tigo, or the any third-party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Financial Information; Non-GAAP Financial Measures

Some of the historical financial information contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement or registration statement to be filed by Roth CH with the SEC. In addition, certain financial information and data contained in this Presentation, such as Adjusted EBITDA and Adjusted EBITDA margin, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Adjusted EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as adjusted to exclude stock-based compensation and merger transaction related expenses. These non-GAAP financial measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP. For the same reasons, Tigo is unable to address the probable significance of the unavailable information, which could be material to future results.

Roth CH and Tigo believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Tigo's financial condition and results of operations. Tigo's management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. Roth CH and Tigo believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Tigo's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Tigo's non-GAAP measures may not be directly comparable to similarly titled measures of other companies. See the Appendix for definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

3

Disclaimer (cont'd)

Tigo

Additional Information and Where to Find It

In connection with the Potential Business Combination, Roth filed a registration statement on Form S-4 (File No. 333-269095) (the "Registration Statement"), which includes a preliminary proxy statement/prospectus, with the SEC. The Registration Statement has not yet been declared effective. If and when the Registration Statement is declared effective, the definitive proxy statement/prospectus will be sent to shareholders of Roth. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIGO, ROTH, THE POTENTIAL BUSINESS COMBINATION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Potential Business Combination (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Roth upon written request at Roth CH Acquisition IV Co., 888 San Clemente Drive, Suite 400, Newport Beach, CA, 92660.

Participants in Solicitation

Roth, Tigo, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Potential Business Combination under the rules of the SEC. Information about Roth's directors and executive officers and their ownership of Roth's securities is set forth in filings with the SEC, including Roth's Annual Report on Form 10-K filed with the SEC on April 7, 2022. To the extent that holdings of Roth's securities have changed since the amounts included in Roth's Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Changes in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Changes and Additional Information in Connection with SEC Filings

The information in this Presentation has not been reviewed by the SEC and certain information, such as financial measures referenced herein, may not comply in certain respects with SEC rules. As a result, the information in the Registration Statement may differ from this Presentation to comply with SEC rules. The Registration Statement will include substantial additional information about Tigo and Roth CH not contained in this Presentation. Once filed, the information in the Registration Statement will update and supersede the information presented in this Presentation.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE POTENTIAL BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

4

Proposed Transaction Summary 5 The Business • Tigo Energy, Inc. (“ Tigo ”) is a leading provider of critical solar solutions that improve safety, energy yield, & operating costs for solar . Product offerings include Module - Level Power Electronics (“MLPE”), inverter, energy storage, and integrated energy management software Transaction Overview • Tigo and Roth CH Acquisition IV Co. (“ROCG”) have executed a merger agreement to enter into a business combination (the “Transaction”) • Transaction expected to close on May 23, 2023 • Upon the closing of the Transaction, Tigo will be a publicly listed company on Nasdaq under the new ticker TYGO Valuation • Pro forma Enterprise Value of $604 million (1) • Pro forma Equity Value of $639 million (1) Capital Structure • Tigo shareholders rolling 100% of their equity into ROCG • Tigo has sufficient cash on the balance sheet today to fully fund its growth plan with proceeds from the transaction intended to further accelerate growth Tigo Investors A Rising Competitor in the Fast - Growing Solar & Energy Storage Market 5 Zvi Alon Chairman & CEO Bill Roeschlein CFO Today’s Presenters Byron Roth Co - CEO & Executive Chairman of the Board John Lipman Co - CEO & Director 1) Assumes no additional redemptions from ROCG’s existing public stockholders (as adjusted for the 9,121,751 shares of ROCG comm on stock redeemed by public stockholders in connection with the extension meeting held on December 20, 2022).

Tigo’s Mission Tigo ’s mission is to deliver smart hard ware and software solutions that enhance safety , increase energy yield , and lower operating costs of residential, commercial, and utility - scale solar systems Energy Intelligence (EI) ATS EI Inverter TS4 Flex MLPE EI Battery Energy Intelligence 6

Growing Share Solar Optimizer & Inverter space is serviced predominantly by two suppliers; customers are seeking multiple suppliers 400+ Customers Diverse and expanding global customer base with substantial new wins 30% Gross Margin (2) Optimized architecture with low component count reduces cost base and increases product reliability Rapid 86%+ Y/Y Revenue Growth (1) in Large $124B TAM Gaining share in large and rapidly growing Solar and Energy Storage markets $2.5 Million 2022 Adj. EBITDA (3) Capital - light business model 138 Patents (4) Differentiated hardware and software solutions with significant entry barriers 150+ Years of Combined Management Experience Proven leadership team with public company experience Investment Highlights 7 Higher ROI to Customers Tigo offers lower cost systems with higher energy output, resulting in a more attractive ROI 1) 2022A Revenue Growth. 2) 2022A Gross Margin. 3) 2022A Adjusted EBITDA excludes stock - based compensation and M&A transaction costs. 4) 138 patents includes both awarded (122) and pending (16) patents.

Market Overview 8

TAM is Estimated to Be $124 Billion by 2025 $110B (2) Global cumulative TAM for battery storage + inverters $14B (1) Residential, C&I, and Utility MLPE TAM $124 B illion Market Opportunity for Tigo EI Solution MLPE 9 1) Source: IHS PV Inverter Market Tracker – Second Quarter 2021 2) Source: Wood Mackenzie Global Energy Storage Market Outlook Update Q4 2022

Tigo Business Overview 10

Tigo at a Glance Select Customers & Partners Key Highlights $81M 2022A Revenue Tigo Makes Solar Energy Better Tigo’s Module - Level Power Electronics (“MLPE”) and Energy Intelligence (“EI”) Solution improve the safety, energy yield, and cost of solar across all three end markets (Residential, C&I, and Utility). Europe and the US are Key Drivers of Growth Energy costs are rising rapidly in Europe and the supply chain is less impacted by solar specific trade actions. As a result, Tigo is gaining traction in the region, accounting for 64% of 2022 revenue and 77% of 2022 bookings. The passage of IRA is expected to further enhance growth in the US. Market Share Gains Tigo offers a higher ROI for solar customers , and as a result, is winning share in both Europe and the US, having recently won two significant Approved Vendor Lists. Tigo believes it is well positioned to gain market share in a rapidly growing market. Cutting Edge Storage & Energy Intelligence Software Offerings New EI solution and recent software capacity acquisition have and are expected to continue to increase revenues and Annual Recurring Revenue (“ARR”) . Asset - light & Resilient Supply Chain Tigo leverages an asset - light approach through contract manufacturing with a substantial presence in Asia and planned addition in Eastern Europe, allowing the company to scale rapidly with minimal CapEx. $2.5M 2022A Adj. EBITDA 27% | 64% | 9% 2022 Revenue NA | EMEA | ROW (1) <0.2% Lifetime Product Returns 11 1) “NA | EMEA | ROW” refers to North America; Europe, Middle East and Africa; and Rest of World, respectively.

Solar Module Not made by Tigo EI Software Energy Management Inverter Battery Automatic Transfer Switch (“ATS”) MLPE / Optimizer Tigo offers a one - stop shop solution Energy Intelligence “EI” Offering Tigo B undles Proprietary Hardware and Software Into an E asy - to - U se Platform Tigo MLPE and Energy Storage Solutions 12 Grid

Illustrative Diagram of Tigo Solutions 13 • MLPE / Optimizer • Battery • Inverter • ATS • EI Software • Energy Management • Solar Panel (not made by Tigo) • Grid Tigo Energy Intelligence “EI” Offering Tigo offers a one - stop shop solution

MLPE | Energy Intelligence
Tigo

Tigo's Family of MLPE Solutions

Five MLPE Features Cater to All Solar End Markets



TS4-A-M

Functions
- Monitoring

Equipment Required
- CCA + TAP(1)

Description
- Enables module-level monitoring



TS4-A-F

Functions
- Rapid Shutdown

Equipment Required
- RSS Transmitter(1)

Description
- Dedicated rapid shutdown device for one solar module up to 700W



TS4-A-2F

Functions
- Rapid Shutdown for two panels

Equipment Required
- RSS Transmitter(1)

Description
- Dedicated rapid shutdown device for two solar modules



TS4-A-S

Functions
- Monitoring
- Rapid Shutdown

Equipment Required
- CCA + TAP(1)

Description
- Enables monitoring and rapid shutdown for modules up to 700W



TS4-A-O

Functions
- Optimization
- Monitoring
- Rapid Shutdown

Equipment Required
- CCA + TAP(1)

Description
- Increase energy production with shaded & mismatched modules up to 700W(2)

Price & Functionality →

1) CCA is defined as Cloud Connect Advanced data logger. TAP is defined as Tigo Access Point. RSS is defined as Rapid Shutdown System.
2) Includes monitoring and rapid shutdown benefits as well.

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MLPE | Energy Intelligence

Tigo

Tigo MLPE Serves All Three Solar Markets

Performance Optimization | Increase Energy Output

Tigo optimizers increase energy output from solar panels and decrease the losses from shading, module mismatch, degradation, and soiling

Safety | Enhance Safety & Compliance

Tigo solutions meet US NEC Rapid Shutdown regulatory compliance and other safety codes that protect first responders and are required in many countries

Visibility & Monitoring | Lower Operating Expenses

Tigo gives customers granular, module-level monitoring with its Energy Intelligence Platform. It identifies anomalies at the module level, increases bankability, and lowers maintenance expenses*

Residential



13 kW
Residential
Australia

Commercial



531 kW
Commercial rooftop
California, USA

Utility



16 MW
Floating PV
Israel

*Assumes electronic monitoring results in lower maintenance expenses as compared to physical monitoring

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Tigo’s Energy Intelligence Solution System Monitoring Building Loads • Tigo MLPE and Tigo cloud - enabled inverter with proprietary technology • Tigo DC - coupled battery system • Provides energy savings over traditional AC - coupled storage systems (1) • Integrated energy management system • Expanded premium monitoring and Operations & Maintenance (“O&M”) solutions Energy Intelligence Hardware Software and Analytics Tigo Battery Tigo Inverter Tigo MLPE Through EI and its integrated software / analytics, Tigo aims to tackle one of the largest opportunities in the solar ecosystem: energy storage & management EI is applicable to both the residential and C&I markets EI is an extension of Tigo’s existing core competency, and leverages existing go - to - market channels to achieve success 16 MLPE Energy Intelligence EI provides holistic energy management capability, incorporating efficient DC - coupled storage integration and intelligent monitoring solutions *Assumes each AC/DC or DC/AC conversion is less than 100% efficient.

Tigo’s Software and Analytics Offering Software and Analytics platform provides a holistic energy management capability, powered by module - level monitoring and machine learning Software: Origination/Design • Site Assessment • Design / Proposal • Permitting / Code Compliance • Construction Documents R C Software: Premium Monitoring • Real - time Data Acquisition • Site Monitoring • Production, Communication Alerts • Portfolio Management C U R Analytics: Energy Management • System Optimization • Virtual Power Plant • Grid Services C U R Analytics: Operations & Maintenance • Production Analytics • Remote Diagnosis • Production Degradation • Preventive Alerts C U R Multi - TB of data on solar system performance collected to date R Res idential C C&I U Utility 17 MLPE Energy Intelligence

Technology Advantages 18 Tigo possesses key competitive advantages on price, performance, and flexibility 138 Patents (1) Patent - protected technology moat driven by strong R&D and culture of innovation Selective Optimization & Deployment Selective optimization uses less energy and increases reliability vs. constant optimization which have higher duty cycles; selective deployment permits selective use of optimizers on panels and lowers cost vs. solutions that require optimizers on 100% of panels Superior Energy Storage Architecture DC - coupled architecture delivers higher “round - trip” energy savings at a lower cost vs. AC - coupled architectures that require additional AC - DC conversions Compatibility Unlike competitors’ closed architectures (working only within their own family of products), Tigo’s open MLPE architecture works with most string inverter and modules, and is uniquely compatible with today’s higher - power modules High Reliability High reliability with <0.2% (2) lifetime product returns Software & Analytics Platform provides holistic energy management capability, powered by module - level monitoring and machine learning 1) 138 patents includes both issued (122) and pending (16) patents. 2) Company data on current products.

Years of Research, Development, Testing and Certification Have Created a Strong Competitive Position Tigo’s 1 38 (1) patents confer a substantial competitive advantage Tigo is uniquely positioned for today’s higher - power modules • Cost effective: Decades of experience designing solutions that minimize cost without compromising quality • High MLPE Efficiency: 99.7% • Manufacturabl e : Low component count, no custom Application - Specific Integrated - Circuits (“ASICs”) • Market - oriented and flexible: Strong pulse on changes in solar industry, and addressing its needs • Robust: Software development guidelines are based on rigorous standards (MISRA) (2) • Maintainable: Modular design, well - thought architecture, and high - standards of coding style • Supportable: Remote diagnostics, self - service, and remote upgrades • Efficient: Provides complete visibility for all installations Other 46% Optimization, Long Strings 13% Safety, Optimization, Long Strings 30% Safety 11% Hardware Advantages Software Advantages Patent Categories 19 Year MLPE Capacity 2007 150W 2012 200W 2022 7 00 W+ 1) 138 patents includes both issued (122) and pending (16) patents. 2) MISRA refers to Motor Industry Software Reliability Association.

Why Customers Choose Tigo Tigo Offers Lower Cost Systems with Higher Energy Output, Resulting in More Attractive ROI 20 • Rapid Shutdown • Module - level monitoring software • Hybrid Inverter • ATS • Battery Storage • Software & Analytics • Increased energy yield through selective optimization • High reliability supported by lower component count vs. competitors and higher MLPE efficiency resulting in less heat • Low product returns • 25 - year warranty • Only pay for optimization where needed (i.e. selective optimization) • Works with most standard inverter • Mobile app commissioning • 10 seconds per module • Continuous online educational training • No ground wire required • Water - and corrosion - resistant • Seamless integration between modules and battery devices Complete one - stop solution Improved PV performance, energy yield, & reliability Lower initial investment costs Easy to install

Tigo Compares Favorably Against Peers

Tigo

	Tigo	ENPHASE	solaredge
MLPE + Inverter Price[1]	**<20¢/watt**	>40¢+/watt[2]	>30¢/watt[2]
MLPE			
Low Component Count	✓	✗	✗
Flexibility: Works with multiple inverters	✓	✗	✗
Selective Optimization & Deployment	✓	✗	✗
End Market Coverage	Residential, C&I, and Utility	Residential	Residential and C&I
Inverter Architecture[3]	**Open: DC-Coupled**	Closed: AC-Coupled	Closed: DC-Coupled
Compatible w/ Lower Cost Battery Chemistries[4]	✓	✗	✗
Software/Analytics Offering	✓	✓	✓

1) Prices reflect MLPE and inverters in the residential market as of March 31, 2023.
2) Based on Solaredge 7.6Kwh HD wave inverter and energy hub inverter pricing and Enphase IQ8+ microinverter and Envoy pricing as of March 31, 2023.
3) Open and Closed refers to the ability to work with other components outside their own family of products including ATS, inverter, and battery module.
4) Compatible with all current battery chemistries including Lithium Iron Phosphate (LFP).

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Financial Overview 22

Financial Highlights 23 $81M 2022A Revenue $2.5M 2022A Adj. EBITDA (3) 27% | 64% | 9% 2022 Revenue NA | EMEA | ROW (2) 86%+ Y/Y Revenue Growth (1) $124B Total Addressable Market 30% 2022A Gross Margin 1) 2022A Revenue Growth. 2) “NA | EMEA | ROW” refers to North America; Europe, Middle East and Africa; and Rest of World, respectively. 3) 2022A Adjusted EBITDA excludes stock - based compensation and M&A transaction costs.

86% Revenue and YoY Growth $43.6 $81.3 2021A 2022A Gross Profit and Gross Margin $12.6 $24.8 2021A 2022A 30% 29% Adj. EBITDA and Adj. EBITDA Margin (1) ($3.1) $2.5 2021A 2022A 3% NM 24 Note: All figures presented in millions of US dollars. A reconciliation of non - GAAP metrics is provided in the Appendix. 1) Adjusted EBITDA excludes stock - based compensation and M&A transaction expenses. 2021A Operating Loss ($3.7) ($0.9) 2021A 2022A 2021A Key Metrics

Scaling with Profitable Growth 25 - 1.4 0.7 0.4 2.7 8.6 -2 0 2 4 6 8 10 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Adj. EBITDA Adj. EBITDA 9.8 17.3 22.3 28.7 44.7 0.1 0.3 0.5 2.3 5.4 0 10 20 30 40 50 60 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Total Revenue MLPE & Other EI Solutions 2.7 5.5 6.6 9.9 18.4 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 18.0 20.0 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Gross Profit Gross Profit Adj. EBITDA Margin NM 4.2% 1.8% 8.9% 17.1% Gross Margin 27.0% 31.4% 28.9% 32.2% 36.7% $50.1M $9.9M 4.1x Growth 5.8x Growth Tigo prioritizes healthy growth to scale revenue and profitability metrics together Q2 2023 Guidance: Revenues: $70 - $74M Adj. EBITDA: $13M - $16M

2022A Revenue by Customers (1) 2022A Revenue by Geography Diverse Array of Global Customers Distributors Key Accounts Tigo aims to expand business with existing and new customers / partners 11% 5% 5% 4% 4% 3% 3% 3% 3% 3% 3% 53% 26 Inverters & Panels Partners New Customers / Partners Americas 27% EMEA 64% ROW 9% 1) Compares Tigo’s top customers (those representing >3% of 2022 revenue) with remaining customer base (53%)

Tigo’s Financial Strengths Generating significant revenue growth today Compelling growth propelled by new products and services and new customer wins Attractive gross margin expected to expand over time through higher mix of value - added MLPEs, EI systems, and software / analytics Capital - light business model Scalable business model supported by rapidly growing solar market 27

Transaction Summary 28

Detailed Transaction Overview

Tigo

Sources and Uses

($ in millions, except per share values)

Sources	
SPAC Cash in Trust(1)	$24
Stock Consideration to Existing Tigo Shareholders(2)	600
Total Sources	**$624**

Uses	
Stock Consideration to Existing Tigo Shareholders(2)	$600
SPAC Cash to Tigo Balance Sheet at Closing(1)	15
Estimated Fees and Expenses	9
Total Uses	**$624**

Pro Forma Valuation

($ in millions, except per share values)

Pro Forma Shares Outstanding(1)(2)(3)(4)	63.9
(*) Share Price	10.00
Equity Value	**$639**
(+) Existing Debt as of 3/31/2023	50
(-) Existing Cash as of 3/31/2023	(61)
(-) Cash Proceeds from Transaction	(24)
Enterprise Value	**$604**

Pro Forma Ownership

Ownership Breakdown at Close(1)(3)	Shares	% Ownership
Tigo Rollover(2)	60.0	93.9%
ROCG Public Shareholders	2.4	3.7%
ROCG Sponsor Shareholders(4)	1.2	1.9%
Transaction Fees(5)	0.3	0.5%
PF Shares Outstanding	**63.9**	**100%**



ROCG Public Shareholders 3.7%
ROCG Sponsors 1.9%
Transaction Fees 0.1%
Existing Tigo Shareholders 93.9%

1) Assumes no redemptions from ROCG's existing public shareholders (as adjusted for the 9,121,751 shares of ROCG common stock redeemed by public stockholders in connection with the extension meeting held on December 20, 2022) and that Tigo's convertible note is not converted prior to the closing of the proposed business combination.
2) $604 Enterprise Value: Equity Value + $50 existing debt as of 3/31/2023 - $61 existing cash and marketable securities as of 3/31/2023 - $24 cash proceeds from the transaction presented for illustrative purposes. Cash and debt as of the closing date will be used to calculate the stock consideration to existing Tigo shareholders.
3) Ownership and share count excludes 5.98 million outstanding ROCG warrants (strike price of $11.50 or 15% out-of-the-money)
4) Includes existing ROCG Founder shares net a 1.65 million share forfeiture.
5) Transaction fees of 300,000 shares related to the BCMA Termination Letter.

29

Risk Factors 30

Risk Factors

Tigo

All references to the "Company," "we," "us" or "our" refer to Tigo. The risks presented below are certain of the general risks related to the business of the Company and such list is not exhaustive. The list below has been prepared solely for purposes of inclusion in this Presentation and not for any other purpose. You should carefully consider these risks and uncertainties, together with the information in the Company's consolidated financial statements and related notes. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and/or ROCG with the SEC. The risks presented in such filings will be consistent with those that would be required for a public company in their SEC filings, including with respect to the business and securities of the Company and may differ significantly from, and be more extensive than, those presented below.

Risks Related to Our Business and Our Industry

- We have a history of generating net losses, and if we are unable to achieve adequate revenue growth while our expenses increase, we may not achieve or maintain profitability in the future.
- Demand for our solar energy solutions may not grow or may grow at a slower rate than we anticipate and our business may suffer.
- The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our future prospects. Our entry into adjacent markets is new and highly competitive and it is difficult to evaluate our future in these new markets as well.
- Developments in alternative technologies or improvements in other forms of distributed solar energy generation may have a material adverse effect on demand for our offerings.
- The market for our products is developing and may not develop as expected.
- The solar industry has historically been cyclical and experienced periodic downturns.
- Our integrated technological solution may not achieve broader market acceptance, which would prevent us from increasing our revenue and market share.
- Mergers in the solar industry among our current or potential customers may adversely affect our competitive position.
- Our recent and planned expansion into existing and new geographic markets or new product lines or services could subject us to additional business, financial, and competitive risks.
- Lithium-Ion used in our battery cells and packs can potentially catch fire or vent smoke and cause damage or injury.
- If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.
- Any failure by management to properly manage growth could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to Legal, Compliance and Regulations

- The reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications could reduce demand for solar photo-voltaic ("PV") systems and harm our business.
- Changes in current laws or regulations or the imposition of new laws or regulations, or interpretations thereof, in the solar energy sector or international trade, by federal or state agencies in the United States or foreign jurisdictions could impair our ability to compete, and could materially harm our business, financial condition and results of operations.
- Our management has limited experience in operating a public company. The requirements of being a public company may strain our resources and divert management's attention, and the increases in legal, accounting and compliance expenses that will result from being a public company may be greater than we anticipate.
- As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies, which could lead to errors in our financial reporting and adversely affect our business.
- The installation and operation of our energy storage systems are subject to laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our energy storage systems, especially as these regulations evolve over time.
- Our significant international operations subject us to additional risks that could adversely affect our business, results of operations and financial condition.
- Our business could be adversely affected by trade tariffs or other trade barriers.
- Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

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Risk Factors (cont'd)

Tigo

Market Opportunity Risks

- The market for our products is highly competitive and we expect to face increased competition as new and existing competitors introduce or develop other smart energy products, which could negatively affect our results of operations and market share. Some of competitors are significantly larger and have greater financial and operational capacities than us.
- A drop in the retail price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations, and prospects.
- An increase in interest rates or tightening of the supply of capital in the global financial markets could make it difficult for end-users to finance the cost of a solar PV system and could reduce the demand for smart energy products and thus demand for our products.
- Our limited operating history at current scale and our nascent industry make evaluating our business and future prospects difficult.
- If renewable energy technologies are not suitable for widespread adoption or sufficient demand for our hardware and software-enabled services does not develop or takes longer to develop than we anticipate, our sales may decline and we may be unable to achieve or sustain profitability.
- The failure of battery storage cost to continue to decline would have a negative impact on our business and financial condition.
- If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected and the potential growth of our business may be limited.

Operating Risks

- Our financial condition and results of operations and other key metrics are likely to be affected by seasonal trends and construction cycles, which could cause our results for a particular period to fall below expectations, resulting in a decline in the price of our common stock.
- Defects or performance problems in our products or delays, disruptions, or quality control problems in our manufacturing operations could result in loss of customers, reputational damage, and decreased revenue, and we may be the subject of numerous claims, including warranty, indemnity, and product liability claims arising from defective products. If any energy storage systems procured from original equipment manufacturers ("OEM") and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.
- Future product recalls could materially adversely affect our business, financial condition and operating results.
- If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate or if our OEM suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.
- We expect to incur research and development costs and devote resources to identifying and commercializing new products and services, which may never result in revenue to us.
- Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results.
- The loss of, or events affecting, one or more of our major customers could reduce our sales and have an adverse effect on our business, financial condition and results of operations.
- Our hardware and software-enabled services involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition and results of operations.
- Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.
- We rely on distributors and installers to assist in selling our products to customers, and the failure of these providers to perform at the expected level, or at all, could have an adverse effect on our business, financial condition and results of our operations.
- The growth of our business depends on customers renewing their monitoring services subscriptions. If customers do not continue to use our subscription service offerings our business and operating results will be adversely affected.
- The threat of global economic, capital markets and credit disruptions pose risks to our business.
- The ongoing COVID-19 pandemic, and global measures taken in response thereto have adversely impacted, and may continue to adversely impact, our operations and financial results.

Third-Party Partner Risks

- We have in some instances, and may in the future, enter into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.
- We must maintain customer confidence in our long-term business prospects in order to grow our business.
- We depend on sole-source and limited-source suppliers for key components, raw materials, and products. If we are unable to source these components, raw materials, and products on a timely basis or at acceptable prices, we will not be able to deliver our products to our customers and production time and production costs could increase, which may adversely affect our business.
- We depend upon a small number of outside contract manufacturers, and our business and operations could be disrupted if we encounter problems with these contract manufacturers.

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Risk Factors (cont’d) 33 Risks Related to Intellectual Property and Technology • Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which m ay have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. • Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our in tellectual property rights may be costly. • We may need to defend ourselves against claims that we infringe, have misappropriated, or otherwise violate the intellectual pro perty rights of others, which may be time - consuming and would cause us to incur substantial costs • Any unauthorized access to, disclosure, or theft of personal information we gather, store, or use could harm our reputation a nd subject us to claims or litigation. • A failure of our information technology and data security infrastructure could adversely affect our business and operations. Risks Related to Our Financial Condition and Liquidity • We are under continuous pressure to reduce the prices of our products, which has adversely affected, and may continue to adve rse ly affect, our gross margins. • If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, ex ces s product inventory, difficulties in planning expenses or disputes with suppliers, any of which will adversely affect our bus ine ss and financial condition. • Our focus on a limited number of specific markets increases risks associated with the modification, elimination or expiration of governmental subsidies and economic incentives for on - grid solar electricity applications.

Appendix 34

EBITDA Reconciliation (Yearly) 35 1) 2022A Adj. EBITDA excludes stock - based compensation and M&A transaction costs. Calendar Year 2021 A 2022 A Net Income ($4.9) ($7.0) + Total other expenses, net 1.0 6.0 + Provision for income taxes 0.2 0.1 + Depreciation & Amortization 0.4 0.6 EBITDA ($3.3) ($0.3) Stock - Based Compensation 0.2 0.8 M&A Transaction Expenses - 2.0 Adj. EBITDA (1) $(3.1) $2.5

EBITDA Reconciliation (Quarterly) 36 1) 2022A Adj. EBITDA excludes stock - based compensation and M&A transaction costs. Calendar Year Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Net Income ($5.7) $0.2 ($2.4) $0.9 $6.9 + Total other expenses, net 4.1 0.4 0.4 1.3 0.9 + Provision for income taxes - - - 0.1 - + Depreciation & Amortization 0.1 0.1 0.2 0.2 0.3 EBITDA ($1.5) $0.7 ($1.9) $2.3 $8.1 Stock - Based Compensation 0.0 (0.1) 0.3 0.4 0.4 M&A Transaction Expenses - - 2.0 - 0.1 Adj. EBITDA (1) $(1.4) $0.7 $0.4 $2.7 $8.6